Thomas W. Kellerman

Partner

650.843.7550

tkellerman@MorganLewis.com

October 13, 2009

VIA EDGAR AND FACSIMILE

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Facsimile Number: 202.772.9217

Re:	Nature’s Sunshine Products, Inc.
Preliminary Proxy Statement on Schedule 14A, filed September 28, 2009
File No. 000-08707

Dear Mr. Riedler:

On behalf of Nature’s Sunshine Products, Inc. (the “Company”), we respectfully submit this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Douglas Faggioli at the Company, dated October 7, 2009 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on September 28, 2009 (the “Schedule 14A”).  The numbered paragraphs set forth below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Concurrently with this response letter, the Company is filing an amended Schedule 14A.  Where indicated below, the Company has included changes to the respective disclosures in the amended Schedule 14A in response to the Staff’s comments with specific references to the applicable sections of the amended Schedule 14A.  For the convenience of the Staff, we are also sending three (3) marked copies of the amended Schedule 14A under separate cover, which have been marked to show changes from the Schedule 14A as filed on September 28, 2009.

1.                                      Please quantify the number of shares of common stock that are required for issuance on the conversion of the preferred stock.

The proposal to authorize preferred stock does not establish any specific terms for such authorized shares.  The Company’s Board of Directors would be authorized to establish the terms of such preferred shares, including whether and the extent to which such shares would be convertible into the Company’s common stock.  Accordingly, the Company cannot quantify the number of shares of common stock that might be required for issuance on the conversion of such preferred shares. A disclosure to this effect has been added to the Schedule 14A under the heading “Purpose of the Proposed Amendment” in Proposal Eight.

2.                                      In addition, please quantify the number of shares of common stock that will be reserved for issuance pursuant to the 2009 Stock Incentive Plan.

As set forth in Proposal Fifteen, the 2009 Stock Incentive Plan covers 750,000 shares of the Company’s common stock.  This number of shares has been added to the Notice of Meeting, and the following sections of the Schedule 14A: Notice of Annual Meeting of Shareholders; Questions and Answers About the 2009 Annual Meeting and This Proxy Statement, under the headings “What is the purpose of the Annual Meeting?” and “What are the Board’s voting recommendations?”; and Proposal Seven, under the heading “Purpose of the Proposed Amendments”.

3.                                      Please amend the table found on page 41 of your filing to include a column indicating the dollar value of the shares underlying the option grant. Please refer to Item 10(a)(2) of Schedule 14A.

The New Plan Benefits table on page 41 discloses the number of shares underlying options that have been granted subject to stockholder approval of the 2009 Stock Incentive Plan.  The table has been prepared in accordance with the SEC’s interpretation of Schedule 14A, Item 10(a)(2) as set forth in SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations.  Paragraph 32 of Section N. PROXY RULES AND SCHEDULE 14A of the Manual states that:  “For option plans, no ‘dollar value’ information should be given in the Table (i.e., no 5%/10% or Black-Scholes valuation). The number of shares underlying options should be provided in the ‘Number of Units’ column.”  In accordance with this interpretation, the New Plan Benefits table does not need to include the dollar value of the shares subject to the options, but it does include the number of shares underlying options in the column headed “Number of Shares Underlying Option Grant”.

4.                                      We note your statement that Proposals 7, 8, 9, 1.0, 11, 12, and 13 are being submitted for shareholder approval to improve the flexibility of the board of directors in dealing with any unsolicited takeover offers. Because you request shareholder approval of amendments to the Articles of Incorporation that would result in defensive provisions, please expand your filing to provide the following disclosure:

•                  As you have stated on page 17 that the proposed amendments are not the result of management’s knowledge of any specific effort to accumulate the company’s securities or to obtain control of the company by means of a merger, please expand your filing to disclose why, in the absence of such efforts, these amendments are being proposed at this time.

As noted in the Introduction to Proposals Two Through Thirteen, under the “General” heading, the Company has explained that its current Articles of Incorporation were prepared in 1989 and have not been amended or otherwise modified since that time. The Board of Directors determined that it was appropriate to modernize both the Articles of Incorporation and the Bylaws in their totality and to ensure that these charter documents are well-integrated and consistent.  With respect to the potential anti-takeover effect of certain of the proposed amendments, these proposals are not based on any specific effort to accumulate the Company’s securities or to obtain control of the Company.  Rather, the Board of Directors has determined that it is prudent and in the overall best interests of the shareholders to improve the flexibility of the directors in dealing with unsolicited takeover offers and to encourage persons seeking to acquire control of the Company to initiate such efforts through negotiations with the Board.  Accordingly, the referenced proposals have been included to prepare for any such circumstance that may arise in the future and to avoid the risk of the Company being unprepared or unable to respond appropriately.  Additional disclosure has been added to the Introduction to Proposals Two Through Thirteen: Approval of Charter Amendments to clarify this point.

•                  In an appropriate place in your filing, please disclose whether the company’s Articles of Incorporation or Bylaws presently contain other provisions having an anti-takeover effect, such as a provision providing for a staggered board. Additional information in the form of a chart or table, which would list charter or bylaw provisions that have already been adopted which can be used as defensive provisions, may be appropriate. This chart, among other things, may include disclosure concerning a class of authorized, but unissued, common or preferred securities with respect to which the board of directors retains the power to determine voting rights.

The only provision in the Company’s Articles of Incorporation and Bylaws that may be viewed as including an anti-takeover effect is the existence of a staggered Board of Directors.  The Company’s charter documents do not currently authorize preferred shares or otherwise include any class of authorized but unissued shares with respect to which the Board of Directors retains the power to determine voting rights.  As a result, the inclusion of a chart or table concerning existing anti-takeover provisions included in the existing Articles of Incorporation and Bylaws does not seem necessary.  However, additional disclosure regarding the staggered Board of Directors and the potential anti-takeover effect of this provision has been added to the Introduction to Proposals Two Through Thirteen: Approval of Charter Amendments, under the heading “Existing Arrangements with Possible Anti-Takeover Effect”.

•                  Given that you have proposed similar measures, please discuss the interrelationship of the proposals. In addition, please disclose whether management presently intends to propose other anti-takeover measures in future proxy solicitations.

In accordance with your suggestion, additional disclosure has been added in the discussion of each of Proposals Four, Five, Eight, Nine, Ten, Eleven, Twelve, Thirteen and Fourteen to describe the interrelationship of these proposals with certain of the other proposals included in the Schedule 14A.  The Board of Directors of the Company does not presently intend to propose other anti-takeover measures in future proxy solicitations.  Disclosure to this effect has been added to the Introduction to Proposals Two Through Thirteen: Approval of Charter Amendments, under the heading “Possible Anti-Takeover Effects”.

•                  Please discuss limitations on the adoption of these proposals. Disclosure should be included as to whether the rules or practices of any stock exchange on which the company’s securities are listed reserve the right to refuse to list or to de-list any stock which has unusual voting provisions that tender or nullify or restrict its voting.

The Company’s common stock will be listed on the NASDAQ Capital Market under the symbol “NATR” commencing on Monday, October 12, 2009.  The NASDAQ rules do not specifically address any of the provisions covered by the proposals contained in the Schedule 14A.  In fact, many companies listed on NASDAQ have similar provisions in their charter documents to these proposals.  The Company is not aware of any limitations on the adoption of these proposals.  As a result, no disclosure has been added to the Schedule 14A with respect to this comment.

•                  Please expand your filing to provide a comparison of the proposed antitakeover measures with the comparable provision under the corporation law of your state of incorporation. If the Articles of Incorporation amendment pertains to a matter that is specifically addressed under state corporation law, a comparison of the provision of such state corporation statute with those of the instant proposal should be furnished.

The Company is incorporated in the State of Utah.  The Utah Revised Business Corporation Act does not specifically address the provisions contained in the Proposals, other than to permit the corporation to amend its Articles of Incorporation and Bylaws in the manner proposed in the Schedule 14A.  A Utah corporation is permitted to establish the voting requirements and allocation of duties and powers between the shareholders and Board of Directors in the manner contemplated by the proposals.  The Utah Revised Business Corporation Act does not provide any statutory anti-takeover provisions, including provisions similar to that contained in Section 203 of the Delaware General Corporation Law.  However, the Utah securities laws contain a control share acquisition act, which can discourage or prevent takeover attempts.  We have included a description of the Utah Control Shares Acquisitions Act in the Schedule 14A.

•                  Because you have proposed amendments to your Articles of Incorporation to increase the number of authorized shares of common stock to create a new class of stock designated as preferred stock with unspecified voting rights, please expand your filing to disclose that such securities may be privately placed to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of the company.

The Schedule 14A has been amended to add additional disclosure to this effect in Proposal Eight, under the heading “Effect of Proposed Amendment”.

On behalf of the Company, we hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that our responses have adequately addressed the concerns you raised in the Comment Letter.  If you should require any additional information in connection with our responses, please feel free to contact the undersigned at (650) 843-7550.

Very truly yours,

Thomas W. Kellerman

c:	Douglas Faggioli
President and Chief Executive Officer
Nature’s Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606